

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 20, 2016

Jeffrey Fry
Chief Executive Officer
ManeGain, Inc.
12400 West Highway 71, Suite 350-256
Austin, Texas 78738

> **Re: ManeGain, Inc.**
> **Offering Statement on Form 1-A**
> **Filed September 23, 2016**
> **File No. 024-10612**

Dear Mr. Fry:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part I – Notification

Item 4. Summary Information Regarding the Offering

1.   Please reconcile the reference in Item 4 to estimated net proceeds of $4,887,500 with your disclosure on page 15 of Part II of your Offering Statement on Form 1-A about net proceeds of $4,950,000. Also, ensure that the reference in Item 4 and on page 15 of Part II to net proceeds is consistent with the amount of gross proceeds of $5 million less the total amount of $73,500 in various fees mentioned in Item 4 and the service and escrow fees mentioned after the table presented on the cover page of Part II of your Form 1-A.

Part II – Offering Circular

Plan of Distribution, page 13

2.   We note your disclosure in the second paragraph of this section about your website. Please identify exactly who will be selling the securities via your website so that it is

clear whether you or a third party will be offering your securities and state whether that entity or person is a registered broker-dealer. Please state the applicable exemption from Exchange Act Section 15 broker-dealer registration you plan to rely upon, as applicable. Refer to Item 5(c) of Part II of Form 1-A.

Competition, page 18

3.   Please tell us the authority on which you rely to refer investors to other documents for information as you do in the third paragraph on page 16 and in the second paragraph on page 23. Also, tell us the authority on which you rely to refer investors to the FDA website for information as you do in the last sentence on page 23.

Placement of HairGrower in High-end Salons, page 20

4.   We note that your offering statement contains a number of projections. If you choose to retain these projections, please revise your document to disclose management's reasonable basis for these projections in light of the company's stage of development. Also, please disclose any underlying assumptions, whether you have independent support for your projections, and any uncertainties and limitations on your projections.

Patent Information and Production and Supply, page 21

5.   Please revise the disclosure in the first paragraph of this section and in the third paragraph on page 23 to explain what you mean by the terms "Quality Control" and "Medical Device Tax," respectively. Also, revise the disclosure in the third paragraph on page 23 about FDA approvals to more fully disclose the FDA approval process and the nature of regulatory oversight, such as the duration of the process, labeling requirements, advertising and promotion and remedies for noncompliance.

Testing of the Company's Products, page 23

6.   Please provide us with support for your disclosure in the last two sentences of this section regarding the efficacy rate based on tests you ran in 2011 and 2012 and how the rate was "substantially better" than the results of HairMax and I-Grow. Also tell us, with a view to disclosure, whether more recent tests have been run since 2012 concerning the efficacy rate.

Previous Financial Performance, page 25

7.   Please tell us why you have included this section given your disclosure in the third paragraph of this section that you were dormant from 2012 to 2014 and you did not have any revenues in the fiscal year ended December 31, 2015.

8.   You disclose revenues of $27,695 and a net loss of $2,756 for 2012 which appear to be considerably different than the revenues of $19,395 and a net loss of $15,627 for the same period in your Profit and Loss Statement on page 54 of Part II of the amendment to your Offering Statement on Form 1-A filed on November 19, 2014. Please explain what is driving the differences or revise accordingly.

Director, Executive Officers, and Significant Employees, page 28

9.   Please provide the disclosure required by Item 10(a) of Form 1-A for your executive officer in charge of finance. See Instruction 2 to Item 10(a) of Form 1-A.

Part III – Exhibits, page 45

10.   Please file as an exhibit the agreement concerning the escrow arrangement mentioned on page 8. Also, file as exhibits your agreements with Seda Rico concerning the note payable and the royalty payments mentioned on page 31.

Signatures, page 46

11.   Please do not alter the form of text required on the Form 1-A Signatures section. In this regard, we note that the second paragraph of text required on the Signatures page is missing from page 46. Also, the next amendment should be signed by your principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of your board of directors.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Erik Romberg, Esq.